                                       1995
annual
report

55 Jewelers Park Drive
Post Office Box 156
Neenah, WI 54957-0156

Product developement,
manufacturing and
testing solutions for the
electronics industry.

BUSINESS DESCRIPTION

Plexus, a product development company, was formed in 1979 when two electronics
companies merged together.  The unique concept underlying the   formation of
Plexus was that of manufacturing and developing products for other industries.

Plexus' headquarters and two of their subsidiaries are located in Neenah, Wisconsin. One subsidiary is Technology Group, Inc., which is comprised of the engineering staff and product development facilities. The other is Electronic Assembly Corporation, which is comprised of the manufacturing staff and facilities. Plexus also has a manufacturing facility in Richmond, Kentucky.

Plexus Corp., through its subsidiaries, designs, develops, manufactures and tests a variety of electronic products for major corporations on an international basis. The Company has no proprietary products, but its designs are used in a variety of fields, including: computer, medical, industrial, communications, consumer and automotive fields.

Due to its commitment to quality, the Company utilizes the latest equipment, tools and methods in manufacturing and engineering. This ensures that its customers are receiving the most up-to-date technology available to produce a quality, cost-effective product.

TABLE OF CONTENTS

Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . .  1

Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . . . .  2

Business Review  . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Management's Discussion and Analysis . . . . . . . . . . . . . . . . .  9

Consolidated Financial Statements. . . . . . . . . . . . . . . . . . .  11

Shareholder Information. . . . . . . . . . . . . . . . . . . . . . . .  20

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS


ROBERT A. COOPER
Senior Vice President
Dain Bosworth Inc.
(Brokerage and other financial services)


RUDOLPH T. HOPPE
Retired; previously President and Director
The Glenora Company
(Investments)


HAROLD R. MILLER
Retired; previously Chairman of the Board
Marathon Engineers/Architects/Planners, Inc.
(Architects and engineers)


ALLAN C. MULDER
Retired; previously Chairman of the Board
Miller Electric Manufacturing Co.
(Manufacturer of welding equipment)


JOHN L. NUSSBAUM
President
Plexus Corp.


GERALD A. PITNER
Executive Vice President
Plexus Corp.


THOMAS J. PROSSER
Vice President - Investment Banking
Robert W. Baird & Co., Inc.
(Brokerage and other financial services)


PETER STRANDWITZ
Chairman and Chief Executive Officer
Plexus Corp.


EXECUTIVE OFFICERS


PETER STRANDWITZ
Chairman and Chief Executive Officer


JOHN L. NUSSBAUM
President


GERALD A. PITNER
Executive Vice President


CHARLES C. WILLIAMS
Vice President


WILLIAM F. DENNEY
Vice President and Controller


JOSEPH D. KAUFMAN
Vice President, Secretary and General Counsel

HIGHLIGHTS OF A VERY GOOD YEAR
FINANCIAL HIGHLIGHTS
(in thousands, except share and per share amounts)


                             (in thousands, except share and per share amounts)
OPERATING STATEMENT DATA              1995             1994               1993             1992             1991
Sales                                 $283,134         $242,483           $159,597       $157,376        $120,434
Cost of sales                          259,438          226,313            146,523        140,681         107,102
                                       -------          -------            -------        -------         -------
Gross Profit                            23,696           16,170             13,074         16,695          13,332
Operating expenses                      11,261            8,244              6,764          6,968           5,806
                                       -------          -------            -------        -------         -------
Operating Income                        12,435            7,926              6,310          9,727           7,526
Other expenses                           2,153            2,996              2,180          1,517           1,772
                                       -------          -------            -------        -------         -------
Income before income tax                10,282            4,930              4,130          8,210           5,754
Income tax                               3,939            1,873              1,560          3,160           2,115
                                       -------          -------            -------        -------         -------
Net income                            $  6,343         $  3,057           $  2,570       $  5,050        $  3,639
                                       =======          =======            =======        =======         =======
Net income per common share           $    .89         $    .46           $    .40       $    .80        $    .59
                                       =======          =======            =======        =======         =======
Cash dividends per common share       $     --         $     --           $     --       $     --        $     --
                                       =======          =======            =======        =======         =======

BALANCE SHEET DATA

Working capital                       $ 71,302         $ 62,784           $ 45,169       $ 31,370        $ 23,442
Total assets                           115,088          122,021             95,149         62,689          54,529
Long-term debt                          41,734           40,691             40,064         20,461          19,729
Stockholders' equity                    41,009           34,879             24,801         23,130          16,603



NET SALES
($ In Millions)

                Net
Year           Sales
91              120
92              160
93              163
94              240
95              285



NET INCOME
($ In Millions)

                Net
Year           Income
91              3.6
92              5.1
93              2.7
94              3.2
95              6.5



NET INCOME PER SHARE
(In Dollars)

                Net
               Income
                Per
Year           Share
91              .59
92              .80
93              .40
94              .45
95              .90


                      PLEXUS CORP.  1  1995 ANNUAL REPORT

TO OUR SHAREHOLDERS



                            LETTER TO SHAREHOLDERS




TO OUR SHAREHOLDERS

Sales increased 17% in fiscal 1995 and net income increased 107%. This is a reversal from 1994 in which sales increased much more than earnings (52% versus 19%). I believe that this reversal demonstrates that the Company is very serious about improving its operating efficiencies, attaining better margins, and fully controlling its inventory.

Both the sales and earnings were records for the Company.

As everyone knows, the world of electronics is expanding at a dazzling pace. Technologies are changing and improving constantly. New alliances are announced daily. As a result of this, a worldwide shortage of electronic components exists that is expected to continue for several years. Semiconductor manufacturers in particular are allocating product to a limited number of customers.

[PHOTO]

PETER STRANDWITZ, CHAIRMAN
AND CHIEF EXECUTIVE OFFICER

In order to cope in this dynamic environment, Plexus formed and staffed a corporate procurement organization in 1995 whose primary purpose is to create very strong supplier alliances to assure a flow of component parts at the best prices.

In 1995 the Company also strengthened its banking relationships with the addition of two more major banks to its banking consortium. Strong financial relationships are essential in order for Plexus to grow substantially in 1996 and beyond.

The Company is also actively investigating other relationships of a strategic nature.

Plexus' product development, manufacturing and test technologies remain outstanding and are continuing to attract a great deal of interest from major corporations.

Although we do not expect much, if any, improvement in the first quarter of fiscal 1996 because of product start-ups, we believe that 1996 will develop into the most exciting and rewarding year in the Company's history, with several announcements of significance.

Very truly yours,

PETER STRANDWITZ
Chairman and Chief Executive Officer
Plexus Corp.

                     Plexus Corp.  2  1995 Annual Report

DESIGN



PRODUCT DEVELOPMENT

Global competition has made the fast track even faster. Every industry - from cars to computers - is feeling the pressure to speed up product development. Customer needs are quickly changing, product life cycles are getting shorter, and "time-to-market" has become as much a competitive requirement as quality and price. Companies that cannot adjust to the accelerated pace soon fall behind or drop out of the race. Success in product development is a critical issue for technology-driven companies. Success in today's highly competitive global environment most often depends on being the first to develop and introduce new products. Plexus provides all of these services in a cost-effective manner.


WE PROVIDE A DYNAMIC ENVIRONMENT OFFERING "ONE-STOP SHOPPING", FROM PRODUCT CONCEPT TO MANUFACTURING...

A PRODUCT DEVELOPMENT PARTNER

Technology Group, Inc. is a full-service product development partner. We provide a dynamic environment offering one-stop shopping, from product concept to manufacturing, or the ability to handle any segment of that process. At Technology Group, projects are headed by engineers with a business sense that supplements technical expertise. Each customer is given high priority. It is clear to us that we have embarked on a mission important not only to the client but also to ourselves.

New products require that we have several diverse in-house engineering capabilities, including software design, mechanical design, and digital design. The capital expenditures and the associated fixed costs for such an undertaking are often beyond the means of even well-established and profitable businesses.

PLEXUS CORP. HEADQUARTERS IN NEENAH, WIS.


                     Plexus Corp.  4  1995 Annual Report

DEVELOP



PRODUCT DEVELOPMENT

Most companies admit to having a difficult time controlling development projects. Because of the relatively small economies of scale, high risks, and expensive expertise needed at each level, it can be difficult for a single company to support the full chain of activities in-house.

Technology Group provides improved time-to-market, improved competitiveness and reduced capital investment, not to mention, reduced costs, improved management and reduced risks. Many new technologies dictate outsourcing new product development.

OUR STAFF BRINGS A WIDE VARIETY OF EXPERIENCE AND EXPERTISE TO THE TABLE.

TOP LEVEL PERSONNEL

High-tech product development requires many different degrees of expertise. Hiring personnel with a high level of sophistication has been one of Technology Group's most important goals. Producing leading edge products requires the joint and lengthy effort of a team of experts. Plexus employs a range of specialists with different skills on whom they call as needed during different phases of a project. The staff includes project managers, industrial designers, electronics (hardware) engineers, mechanical engineers, software engineers, manufacturing engineers, assembly/quality assurance personnel, and so forth.

We have a broad range of equipment and expertise. Since we may not know what the next project might be, we have to be more up-to-date in the knowledge of current technologies. Those who rely on us often dominate fast-changing markets.

HIRING PERSONNEL WITH A HIGH LEVEL OF SOPHISTICATION HAS BEEN ONE OF TECHNOLOGY GROUP'S MOST IMPORTANT GOALS.

                     Plexus Corp.  5  1995 Annual Report

QUALITY



MANUFACTURING & TESTING SERVICES

Plexus is committed to making the investments required to maintain and strengthen our position as a world class provider of design, test and manufacturing services. Our success, and the success of our customers, depends upon our ability to provide the highest levels of technology to our customers.

We continue to be committed to providing these services at costs that are competitive worldwide. Our efforts are focused on maintaining our technological edge while keeping costs affordable.

PLEXUS MANUFACTURING SITE, NEENAH, WIS.

Our structure is constantly streamlined to assure that it is extremely cost effective. Since the beginning, we have seen the value in leveraging the information available from our key suppliers, and have used these partners as a means to bring on new technology. We have formed partnerships with leading providers of assembly equipment, test equipment and design automation tools. Through these partnerships, we offer world-class capabilities.

TESTING...A KEY CONSIDERATION THROUGHOUT THE DEVELOPMENT PROCESS

OUR EFFORTS ARE FOCUSED ON MAINTAINING OUR TECHNOLOGICAL EDGE WHILE KEEPING COSTS AFFORDABLE.

Plexus has continued to maintain its leadership position in the area of Test Technology with many additions to our suite of tools and processes. During 1995 Plexus added new state-of-the-art X-Ray Laminography capabilities which allow for inspection and testing of advanced packaging and manufacturing technologies.

Plexus has also upgraded its Combinational Test capabilities with the addition of high node count test systems. These

BY STRENGTHENING PARTNERSHIPS WITH KEY SUPPLIERS, PLEXUS IS ABLE TO OFFER THE MOST CURRENT TECHNOLOGY AT A VERY COMPETITIVE COST.

                     Plexus Corp.  6  1995 Annual Report

A LEADER


MANUFACTURING & TESTING SERVICES

systems will allow Plexus to conduct Combinational test on assemblies with greater than 5,000 nodes.

The addition of these tools provides Plexus with the test and inspection capabilities required by our customers with complex assemblies.

The information we collect on each test is available to the customer in a variety of formats. Not only are we able to offer high quality test solutions, we can also provide the data necessary to drive continuous quality improvement.

A DEDICATION TO LONG-LASTING CUSTOMER RELATIONSHIPS

There are several reasons for choosing a product development and manufacturing partner. Most companies realize valuable market share can be gained by reducing time-to-market. Some feel they have better ways to utilize their capital than adding buildings, equipment and staff. Still others, pressured by downsizing, have engineering and manufacturing departments that are over-burdened or have not been able to keep pace with technology.

CUSTOMERS CAN DEPEND ON PLEXUS TO BE A RELIABLE AND RESOURCEFUL SINGLE-SOURCE PARTNER.

For many, creating a "strategic partnership" is the first natural conclusion to their strategic thinking about outsourcing. In forming a strategic partnership, a company seeks to outsource a critical activity to a non-competing company that can perform it more effectively, yet still maintain control of the crucial relationships with its customers.

PLEXUS MAINTAINS ITS LEADERSHIP POSITION IN TESTING COMPLEX ASSEMBLIES BY CONTINUALLY INVESTING IN THE LATEST TEST TECHNOLOGY.

Whatever the reason, customers can depend on Plexus to be a reliable and resourceful single source partner. We know that trust and confidentiality are essential elements in any business relationship.

                     Plexus Corp.  7  1995 Annual Report

COMMITTED


STRATEGIC PARTNERSHIPS

The most successful alternative to in-house product development is forming strategic partnerships with a company that can manage engineering, design, and even manufacturing projects on a turnkey basis.

SINCE PLEXUS HAS NO PROPRIETARY PRODUCTS, CUSTOMERS RECEIVE OUR TOTAL ATTENTION. OUR SOLE PRODUCT IS OUR SERVICES.

We are committed to providing the support necessary to assure the product development, manufacturing and testing of our customers' designs. This helps our partners gain market share in some of the world's most competitive industries.

Since Plexus has no proprietary products, customers receive our total attention. Our sole product is our services.

PLEXUS OFFERS YEARS OF PRODUCT DEVELOPMENT AND MANUFACTURING EXPERIENCE

In order to stay on the leading edge of the industry, Plexus has leading experts in the industry on staff to anticipate future demands for new engineering, test and manufacturing technologies, so these technologies are available when needed by our customers. This staff is available to our customer base to consult on technology issues, and to help customers with the outsourcing transition. At Plexus, we understand the pitfalls associated with bringing a new product to market. Our design and manufacturing staffs have the knowledge and experience to help minimize the risks in a cost-effective manner. As a turnkey product development and/or manufacturing partner, Plexus will do whatever it takes to meet customer requirements.

It is evident why forward-thinking companies have chosen Plexus as their product development and manufacturing partner. At Plexus, we provide solutions today for tomorrow's complex electronic challenges.

OUR ENGINEERING STAFF IS EQUIPPED WITH THE LATEST SOFTWARE AND COMPUTER TECHNOLOGY TO ENSURE A TIMELY, FLEXIBLE DEVELOPMENT PROCESS.

                     Plexus Corp.  8  1995 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO
YEAR ENDED SEPTEMBER 30, 1994

Net sales for the fiscal year ended September 30, 1995 increased $40,651,000 or 16.7% to $283,134,000 from $242,483,000 for the fiscal year ended September 30, 1994. After a slow first quarter, volume increased steadily during fiscal year 1995, due to an increased customer base. Management believes that these new strategic relationships are a result of the Company's investment and development of its outstanding technology package and facilities. The Company will continue to be selective in the enlargement of its customer base, seeking market leaders that want to develop a long-term relationship. A portion of this increase continues to be sales allocable to component parts used in assemblies ("parts sales") as distinguished from sales allocable to services; parts sales tend to have lower margins to the Company than services sales.

Cost of sales for the fiscal year ended September 30, 1995 increased $33,125,000 or 14.6% to $259,438,000 from $226,313,000 for the fiscal year ended September 30, 1994. The increase in cost of sales results from the increased level of sales and from those costs associated with increased parts sales. Increased utilization of the Advanced Manufacturing Center and more efficient use of capacity in the other plants enabled gross profit to increase $7,526,000 or 46.5% for the fiscal year ended September 30, 1995 to $23,696,000 from $16,170,000 for the fiscal year ended September 30, 1994. Gross profit margin as a percentage of sales increased to 8.4% from 6.7%.

Selling and administrative expenses for the fiscal year ended September 30, 1995 increased $3,017,000 to $11,261,000 from $8,244,000 for the fiscal year ended September 30, 1994. This increase is due to management's decision to improve customer service, data collection, and information systems with additional staffing. The Company also incurred larger than normal expenditures during the fourth quarter of the fiscal year for group health, employee procurement, supplies, customer relations, and charitable donations. These events caused an increase in selling and administrative expenses to 4.0% for fiscal 1995 as a percentage of net sales compared to 3.4% for fiscal 1994.

Interest expense decreased $682,000 for the fiscal year ended September 30, 1995 to $2,470,000 from $3,152,000 for the fiscal year ended September 30, 1994. This decrease is due to decreases in the amount of average daily borrowings on the Company's line of credit related to working capital requirements in the latter half of the fiscal year and decreases in interest rates. Miscellaneous income of $317,000 for fiscal year 1995 compared to miscellaneous income of $156,000 was due to increased amount of charges billed back to customers covering inventory carrying costs, and the one-time effect of a write-off in fiscal 1994.

Income taxes increased $2,066,000 for the fiscal year ended September 30, 1995 to $3,939,000 from $1,873,000 for the fiscal year ended September 30, 1994. This increase is due to the increased level of pretax profits.

The Company's two largest customers in sales in each of the past several years were International Business Machines Corporation (through up to six subsidiaries or divisions) and General Electric Company (through up to five subsidiaries or divisions). Each of the entities contracts independently of the others, and the Company does not believe that sales to any of these customers depend upon sales to the others. In fiscal 1995, sales to International Business Machines Corporation were reduced due to the termination of several projects relating to IBM product lines, although IBM remains a significant customer. While the loss of all, or a substantial portion of, the business with IBM or General Electric would have a material adverse effect on the Company's sales and profitability, the Company does not believe this to be a likely possibility. The Company expects that its historic dependency on IBM and GE will be further reduced in fiscal 1996 as a percentage of total sales. The Company expects, however, revenue growth in fiscal 1996 from both IBM and GE, as well as from expanded programs for other existing customers and programs from new customers.

Substantially all of the Company's business is done on a project by project basis for its customers. Although the Company has several projects and customers for which it provides services on a continuing basis, the timing and nature of particular customer projects can vary significantly from period to period. Substantial changes in the nature or timing of these projects can affect the Company's sales and profitability from period to period.

YEAR ENDED SEPTEMBER 30, 1994 COMPARED TO
YEAR ENDED SEPTEMBER 30, 1993

During the year ended September 30, 1994, net sales increased $82,886,000 or 52% to $242,483,000 from $159,597,000 for the fiscal year ended September 30, 1993. This increase was made possible due to increased capacity provided by the Company's new Advanced Manufacturing Center which was completed and began operations during the beginning of fiscal year 1994. The largest portion of this increase related to parts sales as distinguished from sales allocable to services.

Cost of sales increased $79,790,000 to $226,313,000 for the fiscal year ended September 30, 1994 compared to $146,523,000 for the fiscal year ended September 30, 1993. Approximately 86% of this increase was in the cost of component parts associated with the increase in parts sales, with the balance of the increase arising from other expenses such as labor and related payroll costs due to increase staffing, and fixed manufacturing expenses related to the Advanced Manufacturing Center. As a result of the increased parts sales, increased cost of key component parts especially during the first fiscal quarter resulting from a worldwide shortage of key components (logic and memory devices), increased staffing and fixed manufacturing expenses, gross profit decreased to 6.7% of net sales for the fiscal year ended September 30, 1994 compared to 8.2% of net sales for the fiscal year ended September 30, 1993. However actual gross profit increased 23.6% to $16,170,000 in fiscal 1994 from $13,074,000 for fiscal year 1993 as a result of the increased sales.

                     Plexus Corp.  9  1995 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Selling and administrative expenses as a percentage of net sales decreased to 3.4% for the fiscal year ended September 30, 1994 compared to 4.2% of net sales for the fiscal year ended September 30, 1993. Selling and administrative expenses are expected to remain at a level relatively consistent with the fourth quarter of fiscal 1994 as the Company believes it has in place the structure and personnel, with the possible addition of one or two positions, to support increased sales.

Other income and expense increased $816,000 to $2,996,000 for the fiscal year ended September 30, 1994 compared to $2,180,000 for the fiscal year ended September 30, 1993. Interest expense increased $1,544,000 to $3,152,000 from $1,608,000 for the fiscal year ended September 30, 1993. The increase in interest expense in fiscal year 1994 is due to increased average daily borrowings on the Company's line of credit related to working capital requirements and also higher interest rates. The Company's increased interest expense on its line of credit was offset in part by the Company's sale and leaseback transaction in late fiscal 1994 as detailed below. Miscellaneous income of $156,000 for fiscal year 1994 compared to miscellaneous expense of $572,000 for fiscal year 1993 primarily relating to write-off of a minority investment and an allocated loss on the Company's investment in Plexus Home Automation Limited Partnership.

Income taxes for the fiscal year ended September 30, 1994 increased $313,000 to $1,873,000 primarily due to increased pretax profit. Effective October 1, 1992 the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This change did not have a significant effect on reported net earnings for the fiscal year 1994 or 1993.

LIQUIDITY AND CAPITAL RESOURCES

As shown in the Company's statements of cash flows, cash increased $2,488,000 during fiscal 1995. This increase is a result of $4,188,000 provided by operations and $387,000 provided by financing activities, offset by $2,087,000 used in investing activities. Net cash provided by operations is a result primarily from net income, non-cash items and improved controls over inventory, offset by decreased accounts payable and increased accounts receivables. Net cash used in investing activities is a result primarily from purchase of equipment.

Working capital increased to $71,302,000 at September 30, 1995 from $62,784,000 at September 30, 1994. Accounts receivable increased $3,861,000 because of increased sales volume for the year. Inventories decreased $11,081,000 as a result of improved procurement and materials management initiatives.
Management expects to make additional progress on improving cash flow from operations.

The Company leases the majority of its machinery and equipment additions under operating lease arrangements. The Company anticipates continued use of lease financing arrangements as a means to finance machinery and equipment. The Company believes that anticipated revenues from operations will be sufficient to fund these obligations for the foreseeable future. The Company has total future commitments of $46,476,000 related to noncancelable operating leases (see Note 7 to the Consolidated Financial Statements); lease payments are included in cost of goods sold.

Payment for property, plant and equipment for fiscal 1995, 1994 and 1993 was $2,106,000, $5,288,000, and $8,233,000, respectively. Except for the Advanced Manufacturing Center, these acquisitions were financed from working capital. The Advanced Manufacturing Center was permanently financed by use of a sale and leaseback transaction in August, 1994. Management has currently budgeted capital expenditures in fiscal year 1996 of approximately $2,000,000.

The Company's debt-to-equity ratio was 1.8 to 1 at September 30, 1995 and 2.5 to 1 at September 30, 1994. The Company was in compliance with debt-to-equity, and similar ratios, under its debt facilities at both dates.

At September 30, 1995, the Company had $41,500,000 outstanding on its Revolving Credit Facility, as compared to $37,100,000 at September 30, 1994. The Company increased this Revolving Credit Facility in July 1995, to permit maximum borrowings of $55,000,000 (increased from $40,000,000) and extended the termination date and final maturity of the existing notes from July 31, 1997 to July 31, 1998. The Company used $3,500,000 of the additional credit to pay off an outstanding $3,500,000 promissory note to a financial institution which it had used to replace certain Industrial Revenue Bond debt. The Company also paid off its $200,000 industrial revenue bond for its Kentucky facility. On October 7, 1993, the Company entered into an interest rate cap agreement which limits the interest rate portion of its floating rate long term debt to 8% or 8.5%, depending on the rate charged in the revolving credit agreement. The agreement has a notional amount of $10,000,000 and expires on October 7, 1996. The Company does not believe that these arrangements create any material exposure to the Company relating to "derivatives" or similar arrangements.

The Company has not paid dividends on its common stock, but has reinvested its earnings to support its working capital and expansion requirements. Except for future dividend requirements on the Series A preferred stock, the Company intends to continue to employ its earnings in the development and expansion of the business and does not expect to pay cash dividends in the foreseeable future.

The Company believes that its existing credit facilities, leasing capabilities, and projected cash flow from operations will be sufficient to meet its foreseeable short term and long term capital and liquidity needs.

                   Plexus Corp. 10  1995 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands, except per share amounts)

                                                                               1995             1994             1993
Net sales                                                                  $283,134         $242,483         $159,597
Cost of sales                                                               259,438          266,313          146,523
                                                                           --------         --------         --------
                 Gross profit                                                23,696           16,170           13,074

Selling and administrative expenses                                          11,261            8,244            6,764
                                                                           --------         --------         --------
                 Operating income                                            12,435            7,926            6,310
                                                                           --------         --------         --------
Other income (expense)
         Interest expense                                                    (2,470)          (3,152)          (1,608)
         Miscellaneous                                                          317              156             (572)
                                                                           --------         --------         --------
                                                                             (2,153)          (2,996)          (2,180)
                                                                           --------         --------         --------
                                                                             10,282            4,930            4,130
Income taxes                                                                  3,939            1,873            1,560
                                                                           --------         --------         --------

                 Net income                                                $  6,343         $  3,057         $  2,570
                                                                           ========         ========         ========
                 Net income per common and common
                          equivalent share

                     Primary                                               $   . 89         $    .46         $    .40
                                                                           ========         ========         ========
                     Fully diluted                                         $   . 88         $    .46         $    .40
                                                                           ========         ========         ========



The accompanying notes are an integral part of these consolidated financial statements.

                   Plexus Corp. 11 1995 Annual Report

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 1995 AND 1994
(in thousands, except share and per share amounts)

ASSETS                                                                                           1995       1994
Current assets:
         Cash                                                                              $    3,569       $    1,081

         Accounts receivable, net of allowance of $145 and $130
                 in 1995 and 1994, respectively                                                47,560           43,699
         Inventories                                                                           48,966           60,047
         Deferred income taxes                                                                    904              743
         Prepaid expenses and other                                                             1,930            3,200
                                                                                           ----------       ----------
                          Total current assets                                                102,929          108,770
Property, plant and equipment, net                                                             11,829           12,856
Other                                                                                             330              395
                                                                                           ----------       ----------
                          Total assets                                                     $  115,088       $  122,021
                                                                                           ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Current portion of long-term debt                                                 $      107       $      550
         Accounts payable                                                                      23,279           36,891
         Customer deposits                                                                      3,530            3,501
         Accrued liabilities:
                 Salaries and wages                                                             2,618            2,182
                 Other                                                                          2,093            2,862
                                                                                           ----------       ----------
                          Total current liabilities                                            31,627           45,986
Long-term debt                                                                                 41,734           40,691
Deferred income taxes                                                                             718              465

Stockholders' equity:
         Series A preferred stock, $.01 par value, $1,000 face value, 7,000 shares
                 authorized, issued and outstanding                                                --               --
         Preferred stock, $.01 par value, 4,993,000 shares authorized,
                 none issued or outstanding                                                        --               --
         Common stock, $.01 par value, 30,000,000 shares authorized,
                 6,491,345 and 6,460,498 issued and outstanding, respectively                      65               65
         Additional paid-in capital                                                            14,160           13,829
         Retained earnings                                                                     26,784           20,985
                                                                                           ----------       ----------
                                                                                               41,009           34,879
                                                                                           ----------       ----------
                         Total liabilities and stockholders' equity                        $  115,008       $  122,021
                                                                                           ==========       ==========





The accompanying notes are an integral part of these consolidated financial statements.

                    Plexus Corp. 12  1995 Annual Report

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands, except share amounts)

                                                                                  Additional                     Total
                                   PREFERRED STOCK            COMMON STOCK         Paid-in      Retained      Stockholder's
                                 Shares       Amount        Shares      Amount     Capital      Earnings         Equity
                                 -------------------        ------------------    ---------     --------      -------------
Balances,
    September 30, 1992                --       $ --        6,448,173      $64     $  7,708       $15,358        $23,130
Exercise of stock options             --         --               --       --         (899)           --           (899)
Net income                            --         --               --       --           --         2,570          2,570
                                   -----      -----        ---------    -----     --------       -------        -------
Balances,
    September 30, 1993                --         --        6,448,173       64        6,809        17,928         24,801
Exercise of stock options             --         --           12,325        1           20            --             21
Issuance of Series A
    Preferred Stock                7,000         --               --       --        7,000            --          7,000
Net income                            --         --               --       --           --         3,057          3,057
                                   -----      -----        ---------    -----     --------       -------        -------
Balances,
    September 30, 1994             7,000         --        6,460,498       65       13,829        20,985         34,879
Exercise of stock options             --         --           30,847       --          331            --            331
Net income                            --         --               --       --           --         6,343          6,343
Preferred dividends
    ($77.69 per share)                --         --               --       --           --          (544)          (544)
                                   -----      -----        ---------    -----     --------       -------        -------
Balances,
    September 30, 1995             7,000       $ --        6,491,345      $65      $14,160       $26,784        $41,009
                                   =====      =====        =========    =====     ========       =======        =======




The accompanying notes are an integral part of these consolidated financial statements.

                   Plexus Corp.  13  1995 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES                                     1995           1994             1993
Net income                                                        $    6,343       $    3,057       $    2,570
Adjustments to reconcile net income to net cash flows
             from operating activities:
         Depreciation and amortization                                 3,237            3,103            2,555
         Deferred income taxes                                            92             (156)            (164)
         Changes in assets and liabilities:
             Accounts receivable, net                                 (3,861)         (22,367)          (3,164)
             Inventories                                              11,081          (10,599)         (19,854)
             Prepaid expenses and other                                1,270             (690)          (1,453)
             Accounts payable                                        (13,612)          12,869           10,251
             Customer deposits                                            29            2,627              (94)
             Accrued liabilities                                        (333)             860             (332)
             Other                                                       (58)             125              137
                                                                    --------          -------         --------
                Net cash flows provided by (used in)
                     operating activities                              4,188          (11,171)          (9,548)
                                                                    --------          -------         --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of property, plant and equipment                         19            9,104               --
Payments for property, plant and equipment                            (2,106)          (5,288)          (8,233)
                                                                    --------          -------         --------
                 Net cash flows provided by (used in)
                     investing activities                             (2,087)           3,816           (8,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt                                                   121,900          110,791          137,500
Payments on debt                                                    (121,300)        (110,219)        (119,763)
Issuance of preferred stock                                               --            7,000               --
Issuance of common stock                                                 331               21               --
Payments of preferred dividends                                         (544)              --               --
                                                                    --------          -------         --------
                 Net cash flows provided by financing activities         387            7,593           17,737
                                                                    --------          -------         --------
Net increase (decrease) in cash                                        2,488              238              (44)
Cash at beginning of year                                              1,081              843              887
                                                                    --------          -------         --------
Cash at end of year                                                 $  3,569         $  1,081        $     843
                                                                    ========          =======         ========




The accompanying notes are an integral part of these consolidated financial statements.

                      Plexus Corp  14  995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated.

Inventories: Inventories are valued primarily at the lower of standard cost or market. Standard cost approximates costs determined by the first-in, first-out
(FIFO) method.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

    Buildings and improvements              18-40 years
    Machinery and equipment                  3-10 years
    Office furniture and equipment           5-10 years
    Vehicles                                 3- 5 years


Revenue Recognition: Revenue is recognized primarily when inventory is shipped. Revenue relating to product design and development contracts is recognized as costs are incurred utilizing the percentage-of-completion method.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and tax reporting purposes.

Stock Options: Proceeds from the sale of newly-issued common stock to employees under the Company's stock option plan are credited to common stock to the extent of par value and the excess to additional paid-in-capital. Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in-capital.

Net Income Per Common and Common Equivalent Share: The computations of primary and fully diluted net income per common share for 1995 and 1994 are based upon the weighted average number of common shares outstanding plus the effect of common shares contingently issuable relating to outstanding stock options using the treasury stock method and common shares contingently issuable relating to the convertible preferred stock using the if-converted method. In 1993, stock options did not impact net income per share as they were either insignificant or antidilutive, thus the computations are based solely upon the weighted average number of common shares outstanding during the period. The fully diluted calculation reflects additional dilution from stock options and convertible preferred shares applying the market price at the end of the period when that price is higher than the average market price for the period.

The common equivalent shares outstanding for the calculation of primary and fully diluted net income per common share were 7,137,487 and 7,249,286 in 1995, respectively. In 1994, and 1993, the common equivalent shares outstanding for the calculation of primary and fully diluted net income per common share were 6,705,239, and 6,448,173, respectively.

Reclassification: Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

NOTE 2 - INVENTORIES

The major classes of inventories at September 30, 1995 and 1994 are as follows (in thousands):

                                      1995      1994
    Assembly parts                  $33,950    $38,156
    Work-in-process                  14,782     21,383
    Finished goods                      234        508
                                    -------    -------
                                    $48,966    $60,047
                                    =======    =======





NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net at September 30, 1995 and 1994 consist of the following (in thousands):

                                        1995      1994
    Land and improvements              $   731   $   731
    Buildings and improvements           7,664     7,614
    Machinery and equipment             13,881    12,682
    Office furniture and equipment       6,954     6,108
    Vehicles                               671       663
    Construction-in-progress               193       783
                                       -------   -------
                                       $30,094   $28,581
       Less accumulated
           depreciation                 18,265    15,725
                                       -------   -------
                                       $11,829   $12,856
                                       =======   =======



                     Plexus Corp.  15  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - DEBT

Long-term debt at September 30, 1995 and 1994 consists of the following (in thousands):

                                         1995         1994
Revolving credit arrangement
(described below)                       $41,500     $37,100

$3,500,000 Bank Promissory Note,
paid in 1995                                  -       3,500

Other notes and obligations with
a weighted average interest
rate of 5.9%                                341         641
                                         ------      ------
                                         41,841      41,241
Less current portion                        107         550
                                         ------      ------
                                        $41,734     $40,691
                                         ======      ======


The revolving credit arrangement matures in July 1998 and provides for maximum borrowings of $55,000,000, with all or portion of the principal bearing interest at a prime-based or a LIBOR-based rate as elected by the Company. These rates range from prime plus 1/4% to prime plus 1/2% and LIBOR plus 2% to LIBOR plus 2 1/2%, depending on the Company's consolidated debt-to-worth ratio, as defined by the Loan Agreement. The weighted average interest rate for this agreement was 7.7% at September 30, 1995. The amount available under this agreement is limited to 80% of qualified accounts receivable and 50% of qualified inventory. Inventory borrowings are limited to $27,500,000. A commitment fee of 1/4 of 1% per annum on the unused portion of this arrangement is payable quarterly.

During 1995, the Company has an interest rate cap agreement with a commercial bank which limited the Company's interest rate on a portion of its floating rate long-term debt to 8% or 8.5%, depending on the rate charged on the revolving credit arrangement. The agreement had a notional amount of $10,000,000 and expires on October 7, 1996.

The revolving credit agreement, as amended, includes covenants which require the maintenance of various debt-to-net worth ratios.

The aggregate scheduled maturities of long-term debt in subsequent years are as follows (in thousands):

    1996            $    107
    1997                  63
    1998              41,509
    1999                  10
    2000                  10
    Thereafter           142
                      ------
                    $ 41,841
                      ======



Cash paid for interest during the years ended September 30, 1995, 1994 and 1993 was $2,954,000, $3,248,000 and $1,727,000, respectively.

NOTE 5 - INCOME TAXES

The Company and its subsidiaries file a consolidated Federal income tax return. Income taxes consist of the following (in thousands):

                              1995       1994      1993
    Currently payable:
      Federal               $3,209     $1,706   $1,464
      State                    638        323      260
                             -----      -----    -----
                             3,847      2,029    1,724
                             -----      -----    -----

    Deferred:
      Federal                   52       (210)    (141)
      State                     40         54      (23)
                             -----      -----    -----
                                92       (156)    (164)
                             -----      -----    -----
                            $3,939     $1,873   $1,560
                             =====      =====    =====




Following is a reconciliation of the Federal statutory income tax rate to the effective tax rates reflected in the consolidated statements of operations for the years ended September 30, 1995, 1994 and 1993:

                                      1995    1994    1993
Federal statutory income tax rate     34.0%   34.0%   34.0%
Increase (decrease) resulting from:
  State income taxes, net of
    Federal income tax benefit         4.4     5.0     4.2
  Other, net                          (0.1)   (1.0)   (0.4)
                                      ----    ----    ----
Effective tax rate                    38.3%   38.0%   37.8%
                                      ====    ====    ====


                     Plexus Corp.  16  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net deferred income tax asset as of September 30, 1995 and 1994, were as follows (in thousands):

                                               1995     1994
Deferred tax assets:
    Accrued benefits                         $  521  $   415
    Loss carryforwards                          115      153
    Partnership investment                      122      120
    Valuation reserves                          209      417
    Health insurance                             31       31
    Inventory capitalization                    217       99
    Other                                       340      117
                                             ------  -------
                                              1,555    1,352
    Less valuation allowance                   (181)    (142)
                                             ------  -------
                                              1,374    1,210
Deferred tax liabilities:                    ------  -------
    Property, plant and equipment               997      827
    Other                                       191      105
                                             ------  -------
                                              1,188      932
                                             ------  -------
Net deferred income tax asset                $  186  $   278
                                             ======  =======


Cash paid for income taxes for the years ended September 30, 1995, 1994 and 1993 was $4,577,000, $1,419,000 and $1,884,000, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY

During 1994, the company issued 7,000 shares of Series A Preferred Stock (the "Preferred Shares") with a face value of $1,000 per share at face value. Dividends are earned on the face value of the Preferred Shares at 1/2 the sum of the prime rate less 1%. These dividends are cumulative and payable semi-annually in arrears, when and as declared by the Company's Board of Directors. At September 30, 1995, dividends of $8.25 per share (aggregate $58,000) were in arrears on the Preferred Shares. Upon liquidation of the Company, holders of the Preferred Shares would be entitled to receive the face value of the Preferred Shares, plus any accrued but unpaid dividends, whether declared or not, before any distribution to the common shareholders of the Company. The Company may redeem the Preferred Shares at any time on or after June 30, 1995, at face value plus any accrued but unpaid dividends, whether declared or not. From and after October 1, 1994 until June 30, 2004, the Preferred Shares are convertible into common stock at a conversion price of $12.63 per share. The Company has reserved 554,455 shares of its authorized but unissued common stock for possible conversion.

NOTE 7 - LEASE COMMITMENTS

The Company has a number of operating lease agreements primarily involving manufacturing equipment, computerized design equipment and manufacturing facilities. These leases are noncancelable and expire on various dates through 2014. Rent expense under all operating leases during 1995, 1994 and 1993 was approximately $12,491,090, $10,519,000 and $7,742,000, respectively. Renewal and purchase options are available on certain of these leases.

During 1994, the Company sold its Advanced Manufacturing Facility for $9,250,000 and entered into an agreement to lease the facility back from the purchaser. The lease calls for annual rental payments of $1,091,000 over twenty years and allows the Company to extend the lease for six five-year periods. The lease has been accounted for as an operating lease. The gain recognized on the sale was not significant.

The future minimum annual payments on these leases are as follows (in thousands):

             1996              $12,929
             1997                7,958
             1998                3,437
             1999                1,823
             2000                1,777
             Thereafter         18,552
                               -------
                               $46,476
                               =======



NOTE 8 - STOCK OPTION AND SAVINGS PLANS

The Company's 1988 Stock Option Plan (the "1988 Plan") authorizes the Company to grant options to purchase up to 900,000 shares of common stock. All shares will be made available from authorized and unissued shares. Officers and key employees of the Company are eligible to receive options. The 1988 Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant. Options vest over a three-year period. Additionally, the 1988 Plan authorizes the Company to grant 450,000 stock appreciation rights, none of which have been granted as of September 30, 1995.

During 1995, the Company approved two stock option plans, the 1995 Executive Stock Option Plan (the "Executive Plan") and the 1995 Directors' Stock Option Plan (the "Directors' Plan). The Executive Plan authorizes the Company to grant options to purchase up to 1,000,000 shares of common stock. All shares will be made available from authorized and unissued shares. Options may be

                     Plexus Corp.  17  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

granted to officers and key employees of the Company provided that no officer or key employee may be granted an option or options covering, in the aggregate, more than 50,000 shares of stock in any calendar year. The Executive Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant. Options vest over a three-year period after the date of grant. Additionally, the Executive Plan authorizes the Company to grant 300,000 stock appreciation rights, none of which have been granted as of September 30, 1995. The Executive Plan shall terminate on December 31, 2004 or at such earlier time as the Board of Directors may determine.

The Directors' Plan authorizes the Company to grant options to purchase up to 100,000 shares of common stock. Shares may come from authorized but unissued shares, from treasury shares held by the Company, from shares purchased by the Company on an open market for such purpose, or from any combination of the foregoing. At the first meeting of the Board of Directors following the Company's 1995 annual meeting of shareholders, each person then serving the Company as an outside director was granted a non-qualified stock option to purchase 1,500 shares. Commencing December 1, 1995, and continuing on the first business day of each December thereafter through December 1, 2004, each person then serving the Company as an outside director shall automatically be granted a non-qualified stock option to purchase 1,500 shares. The Directors' Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant and shall terminate on December 31, 2004 or at such earlier time as the Board may determine.

Stock option balances and transactions under the 1988 Plan, the Executive Plan, and the Directors' Plan at and during the years ended September 30, 1995, 1994, and 1993 are summarized as follows:

                                  1995       1994        1993
Outstanding at beginning
  of year                      560,661    402,161     247,162
Granted                        239,000    178,000     160,500
Exercised (between $3.88
  and $13.69 per share)        (30,834)   (16,500)          -
Lapsed                         (24,838)    (3,000)     (5,501)
                             ---------    -------     -------
Outstanding at end of year     743,989    560,661     402,161
                             =========    =======     =======
Exercisable at end of year     349,945    252,696     127,366
                             =========    =======     =======
Shares available for future
   options at end of year    1,100,000          2     175,002
                             =========    =======     =======


Options outstanding as of September 30, 1995 have exercise prices ranging from $2.54 to $17.44 per share. The Company's 401(k) savings plan covers all employees with one or more years of service. The Company matches employee contributions up to 2.5% of eligible earnings. The Company's contributions for 1995, 1994 and 1993 totaled $644,000, $563,000 and $498,000, respectively.

The Company is not obligated to provide any postretirement medical or life insurance benefits to employees.

NOTE 9 - BUSINESS SEGMENT AND MAJOR CUSTOMERS

The Company and its subsidiaries operate in one business segment, the production and sale of electronic products including the designing, manufacturing, programming and testing of computerized electronic assemblies.

Approximate sales to various divisions of a major customer were 25.6%, 39.4% and 36.6% of consolidated net sales for the years ended September 30, 1995, 1994 and 1993, respectively. Additionally, sales to various divisions of another major customer approximated 17.3%, 15.6% and 18.7% of consolidated net sales for the years ended September 30, 1995, 1994 and 1993, respectively.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES

During 1993 and 1992, a wholly-owned subsidiary of the Company, Plexus General Partner Corp., made capital contributions totaling $700,000 to the Plexus Home Automation Limited Partnership ("PHALP"). Several of the limited partners of PHALP are officers, directors and/or shareholders of the Company and/or other Company subsidiaries. The Company recorded losses of $413,000 in the years 1993 through 1995 which reduced the carrying value of this investment. PHALP became inactive during the latter half of 1995 and as a result the Company wrote off its remaining investment in the partnership of $57,000 and certain other related assets of $180,000. The Company billed PHALP $41,000, $65,000 and $693,000, during the years 1995, 1994 and 1993, respectively, for certain services rendered by the Company.

During 1994, promissory notes aggregating $5,000,000, which were payable to certain shareholders of the Company who are also limited partners in PHALP, were paid in full with the proceeds from the issuance of the Series A Preferred Stock. The preferred shares were issued to and are held by the former holders of the promissory notes described above.



                     Plexus Corp.  18  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended September 30, 1995 and 1994 is as follows (in thousands except per share and stock price amounts):

                                                FIRST           SECOND            THIRD           FOURTH
  1995                                        QUARTER          QUARTER          QUARTER          QUARTER           TOTAL
Net sales                                     $65,341          $69,380          $72,354          $76,059        $283,134
Gross profit                                    4,358            5,938            6,275            7,125          23,696
Net income                                        895            1,470            1,823            2,155           6,343
Income per common share*
  Primary                                     $  0.13          $  0.21          $  0.26          $  0.30        $   0.89
  Fully diluted                                  0.13             0.21             0.26             0.30            0.88
Stock price:
  High                                       $ 10 3/4          $12 7/8          $14 3/4          $18 7/8        $ 18 7/8
  Low                                           8 1/4            8 1/2           11 1/4           13 1/2           8 1/4

  1994
Net sales                                     $55,944          $61,323          $55,004          $70,212        $242,483
Gross profit                                    3,590            4,482            3,644            4,454          16,170
Net income                                        704            1,023              304            1,026           3,057
Income per common share*                      $  0.11          $  0.16          $  0.05          $  0.15        $   0.46
Stock price:
  High                                        $    18          $17 1/2          $16 3/4          $12 1/2              18
  Low                                          14 1/4           15 1/4           11 3/4           10 1/4        $ 10 1/4


(*) Income per common share is computed independently for each quarter. The annual per share amount may not equal the sum of the quarterly amounts due to rounding. The amounts shown for 1994 represent primary and fully diluted earnings per common share.

The Company recognized adjustments in the fourth quarter of 1995 and 1994 related principally to the adjustment of perpetual inventory records to actual balances which decreased and increased quarterly earnings per share by $(.02) and $0.05, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PLEXUS CORP.

We have audited the accompanying consolidated balance sheets of Plexus Corp. and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plexus Corp. and Subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

Milwaukee, Wisconsin                  COOPERS & LYBRAND L.L.P.
November 17, 1995






                     Plexus Corp.  19  1995 Annual Report

SHAREHOLDER INFORMATION

INFORMATION ON COMMON STOCK

For the years ended September 30, 1995 and 1994, the Company's Common Stock has traded on the NASDAQ National Market System; the price information for that period represents high and low sale prices.

The Company has not paid any cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's dividend intentions and Note 4 to the Consolidated Financial Statements for restrictions on dividend payments.

                                        PRICE RANGE OF                                         PRICE RANGE OF
             Fiscal Year Ended           COMMON STOCK               Fiscal Year Ended           COMMON STOCK
             September 30, 1995        Low       High               September 30, 1994        Low       High
             First Quarter             8 1/4    10 3/4              First Quarter            14 1/4    18
             Second Quarter            8 1/2    12 7/8              Second Quarter           15 1/4    17 1/2
             Third Quarter            11 1/4    14 3/4              Third Quarter            11 3/4    16 3/4
             Fourth Quarter           13 1/2    18 7/8              Fourth Quarter           10 1/4    12 1/2
             Year                      8 1/4    18 7/8              Year                     10 1/4    18


INVESTOR INFORMATION

Plexus Corp. Common Stock is traded over-the-counter on the NASDAQ National Market System, symbol PLXS. As of September 30, 1995, there were approximately 2,500 shareholders of record. A copy of Plexus Corp.'s 1995 Form 10-K Report to the Securities and Exchange Commission is available to the shareholders upon written request to:

             Joseph D. Kaufman, Secretary
             Plexus Corp.
             55 Jewelers Park Drive
             P.O. Box 156
             Neenah, WI 54957-0156


TRANSFER AGENT AND REGISTRAR

Firstar Trust Company
615 E. Michigan Street
P.O. Box 2077
Milwaukee, WI 53201-2077
(800) 637-7549


AUDITORS

Coopers & Lybrand
411 E. Wisconsin Avenue
Milwaukee, WI 53202


                     Plexus Corp.  20  1995 Annual Report